FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Securities Registry Registration No. 42

Santiago, October 24, 2013

Mr.

Fernando Coloma Correa

Superintendent

Superintendence of Securities and Insurance

Avda. Libertador Bernardo O’Higgins 1449

Mr. Superintendent:

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A., henceforth the “Company”, both domiciled in the Metropolitan Region, Avenida El Golf No. 150, 14th floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Tax Payer Identification N°93,458,0001, being duly empowered to do so, hereby informs the Superintendency the following information in relation to the Company and its business, in accordance with article 9 and second paragraph of article 10, both of the Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by such Superintendency:

In the Extraordinary Shareholders Meeting of the Company held on this date, it was approved the merger of Forestal Viñales S.A. into the Company, the latter absorbing the former, acquiring the entirety of its assets and liabilities and continuing as its successor in all rights and obligations. The merger will come into effect on November 1, 2013.

At the Extraordinary Shareholders Meeting of the Company which approved the merger, 113,127,700 shares were present (i.e., approximately 99.98% of the

Company’s outstanding shares), all of which voted in favor of the resolutions granted by the meeting.

The approval of the merger resolutions grants to the dissenting shareholders the right to withdraw from the Company as per the terms of the circular letter that will be sent to the dissenting shareholder on October 25, 2013.

The press release communicating the abovementioned right to withdraw, as required under article 69 bis, paragraph 4 of the Corporations Law No. 18,046, will be published on October 25, 2013 in the electronic newspaper La Nación (www.lanacion.cl). Likewise, the notice will also be published on the same date on the Company’s website (www.arauco.cl).

At the appropriate time, we will send to this Superintendence a full copy of the press release mentioned in the preceding paragraph as well as copies of the minutes corresponding to the Shareholders Meeting abovementioned.

The Company believes that the information contained in this letter should not have effects on the Company’s results.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Bolsa de Comercio de Santiago. La Bolsa Nº 64, Santiago

- Bolsa Electrónica de Chile. Huérfanos 770, piso 14, Santiago.

- Bolsa de Valores de Valparaíso. Casilla 218-V, Valparaíso.

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)
Date: November 14, 2013	By:	/s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer